CINEMADRAFT, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016

April 17, 2017



Independent Accountant's Review Report

To Management
CinemaDraft, LLC
Las Vegas, NV

We have reviewed the accompanying balance sheet of CinemaDraft, LLC as of December 31, 2016 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 17, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CINEMADRAFT, LLC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	4,757
TOTAL CURRENT ASSETS		4,757
TOTAL ASSETS	$	4,757

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		34,375
Current portion of Notes Payable		51,422
Loan from Related Party		3,500
TOTAL CURRENT LIABILITIES	$	89,297
TOTAL LIABILITIES		89,297
MEMBERS' EQUITY		
Contributed Capital		20
Retained Earnings (Deficit)		(84,561)
TOTAL MEMBERS' EQUITY		(84,541)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,757

Unaudited- See accompanying notes.

CINEMADRAFT, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
Salaries		63,079
General and Administrative		9,569
Professional Fees		6,124
Advertising		3,827
Prizes		1,596
Computer and Internet		366
		84,561
Net Income	$	(84,561)

CINEMADRAFT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Net Income (Loss) For The Period	$	(84,561)
Cash Flows From Operating Activities		
Change in Accounts Receivable		34,275
Cash Flows From Financing Activities		
Change in Contributed Capital		20
Loan from Related Party		3,500
Sale of Notes		51,422
Net Cash Flows From Financing Activities		54,942
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		4,657
Cash at End of Period	$	4,657

CINEMADRAFT, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

CinemaDraft, LLC ("the Company") is a limited liability company organized under the laws of the State of Nevada. The Company operates an online film and TV themed fantasy gaming platform.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Notes Payable

In 2016, the Company issued a series of convertible notes ("the Notes") for the purpose of raising operating capital. The Notes are convertible to membership interests in the event of non-payment at maturity. The Notes may also be paid in full without conversion at the discretion of management. The Notes mature in April of 2017 and accrue interest at the rate of 4% per annum.

As of the date the financial statements were available to be issued, management believed that the notes would convert to membership interests at maturity.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax year 2016. Net operating losses may be carried forward for up to twenty years and applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 17, 2017, the date that the financial statements were available to be issued.